

June 11, 2014

Via E-mail
Santiago Seage
Chief Executive Officer
Abengoa Yield plc
Great West House, GW1, 17th floor
Great West Road
Brentford, United Kingdom TW8 9DF

      Re: **Abengoa Yield plc**
                Amendment No. 4 to Registration Statement on Form F-1
                Filed June 11, 2014
                File No. 333-194970

Dear Mr. Seage:

      We have reviewed your amendment and have the following comments.

Exhibit 5.1

1. Please have counsel revise its opinion to consent to be being named in the "Legal Matters" section of the registration statement.   Please refer to Section IV of Staff Legal Bulletin No. 19, which is available on our website.

Exhibits 8.1 and 8.2

2. For each opinion, please have counsel revise its opinion to consent to the prospectus discussion of its opinion and to consent to being named in the "Taxation" section of the registration statement. Please refer to Section IV of Staff Legal Bulletin No. 19. In addition, please revise the "Taxation" section of the registration statement to identify by name the law firm providing the tax disclosure to which each of the opinions relate. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Santiago Seage
Abengoa Yield plc
June 11, 2014
Page 2

    You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Advisor, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

                     Sincerely,

                     /s/ Dietrich A. King for

                     Mara L. Ransom
                     Assistant Director